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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

YP CORP.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
987824109
(CUSIP Number)
December 6, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	987824109	Page	of

1	NAMES OF REPORTING PERSONS: Ewing & Partners,

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2741747

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,801,943

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,801,943

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,801,943

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ewing & Partners, a Texas general partnership (“Ewing & Partners”). This Schedule 13G relates to the Common Stock, $0.001 par value (the “Common Shares”), of YP Corp., a Nevada corporation, purchased by Ewing & Partners for the account of (i) Endurance Partners, L.P. (“Endurance Fund”), of which Ewing & Partners acts as investment advisor, and (ii) Endurance Partners (Q.P.), L.P (“Endurance Qualified”), for which Ewing & Partners acts as investment advisor.

Item 1(a)	Name of Issuer.

YP Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4840 East Jasmine Street., Suite 110
Mesa, Arizona 85020

Item 2(a)	Name of Person Filing.

Ewing & Partners

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

4514 Cole Avenue, Suite 808
Dallas, Texas 75205

Item 2(c)	Citizenship or Place of Organization.

Ewing & Partners is a Texas general partnership

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number.

987824109

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Ewing & Partners are the beneficial owners of 2,801,943 Common Shares.

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(b)	Ewing & Partners are the beneficial owners of 5.7% of the outstanding Common Shares. This percentage is determined by dividing 2,801,943 by 48,874,194, the number of Common Shares issued and outstanding as of December 1, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities Exchange Commission December 19, 2005.

(c)	Ewing & Partners has the sole power to vote and dispose of the 2,801,943 Common Shares beneficially owned by it.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: January 17, 2006

EWING & PARTNERS
By:	/s/ Timothy G. Ewing
Timothy G. Ewing, Managing Member

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